THORNHILL SECURITIES, INC.
Notes to the Financial Statements
December 31, 2015

Note 1- Description of Business

Thornhill Securities, Inc. (the "Company") is a majority-owned subsidiary of Morr-BOC, LLC (the "Parent"). The Company is a registered broker-dealer in the general securities business. Securities traded include, but are not limited to, stocks, corporate bonds, U.S. government and government agency securities, mutual funds, money market instruments, and tax-exempt securities. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located in Texas and New Jersey.

During 2013, a majority of the Company's stock was sold to the Parent by the Company's previous owners, Austin Trust Company and Gabe Thornhill. The previous owners retained a minority interest in the Company after the sale.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues and expenses are recognized in the period earned or incurred.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments which may be withdrawn at any time without penalty or will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Securities transactions and the related commissions revenues and expenses are recorded on the trade date basis.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, generally three or five years.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

For the purposes of U.S. federal and U.S. state tax returns, the Company is included as a component of Morr-BOC, LLC in its filings. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2011.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, and securities owned. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices). The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Clearing Agreement

Thornhill Securities, Inc. has a clearing agreement with the Pershing Division of The Bank of New York (Pershing) whereby Pershing clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Pershing.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1—quoted prices in active markets for identical assets and liabilities.
- Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.
- Level 3—unobservable inputs.

Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs.

Management Review
The Company has evaluated subsequent events through 2016, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been recently issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 the Company had net capital, aggregate indebtedness and net capital requirements of $382,317, $21,326 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

Note 4 - Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate current fair value at December 31, 2015. The Company has no financial assets or liabilities which are carried at fair value on a recurring basis.

Note 5 - Fixed Assets

Fixed assets consisted of the following at December 31, 2015:

Furniture and fixtures	$	32,356
Equipment and computers		9,918
Leasehold Improvements		5,959
		48,233
Less: accumulated depreciation		(41,800)
	$	6,433

Depreciation expense totaled $6, 650 for the year ended December 31, 2015.

Note 6 - Commitments and Contingencies

Operating Leases

The Company leases office equipment and office space, under non-cancellable operating leases. The office space is leased from the Company's former parent, Austin Trust Company. During 2014, the Company signed a new office space lease for a 25 month term that commenced on June 1, 2014 and terminates on June 30, 2016. A summary of the total minimum lease payments under non-cancelable operating leases for office equipment follows:

Year Ending December 31,		Lease Commitment
2016	$	28,200
2017		-
2018		-
2019 and thereafter		-
	$	28,000

Rental expense for these leases was $56,400 for the year ended December 31, 2015.

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2015, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer calls for minimum charges of $100,000 annually during the entire period of the agreement. The Company has a clearing deposit of $100,000 with the clearing broker-dealer securing the charges and indemnification clause.

Note 7 - Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents.

The Company had one customer that contributed to 34% of total revenues during 2015.

Note 8 - Related Party Transactions

The Company leases office space and shared a phone system for half the year with Austin Trust Company. As a result, the Company is allocated a portion of the occupancy and general and administrative expense based on approximate usage. In 2015, the Company made payments approximating $81,700 for such occupancy and general and administrative expenses. The Company entered into a new lease for office space with Austin Trust Company during 2014 (see Note 7).

During 2015, the Company received proceeds totaling $530,000 from Morr-BOC, LLC in exchange for 114,465 shares of its common stock. These purchases resulted in an increase in Moor-BOC, LLC's holdings in the Company from 92% at the end of 2014 to 97% as of December 31, 2015.

Note 9 - Income Taxes

Because of a continued operating loss a Federal and state income tax expense for the year ending December 31, 2015 is expected to total $0. Thornhill has a net operating loss carry forward, on a stand-alone basis, of approximately $1,345,000. The related deferred tax asset of approximately $457,000 has been fully-reserved with a valuation allowance.